September 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director Lilyanna Peyser, Special Counsel Michael Kennedy, Staff Attorney

Re:	EuroSite Power Inc. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 Filed April 9, 2014 File No. 000-54484

Dear Staff:

We are submitting this letter on behalf of EuroSite Power Inc (the “Company” or “EUSP”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 3, 2014 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (Registration No. 000-54484) filed with the Commission on April 9, 2014 (the “Annual Report”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Business, page 2

Business Model, page 6

1.	We note your disclosure here and throughout this section that your cogeneration systems are powered by natural gas. In future filings, please disclose your source(s) of natural gas and the names of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Please tell us what this disclosure will look like.

In response to the Staff’s comment, the Company in its future filings will add disclosure to the following effect:

“The Company does not have a primary source of natural gas or a principal supplier. The Company buys its natural gas from its customers and its customers contract with various local suppliers of natural gas. Local prices vary.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview, page 21

2.	We note your disclosure that you are engaged in an existing equity fundraising effort. In future filings, please provide investors with a more detailed discussion and analysis of your equity fundraising efforts, the purposes of such efforts and their impact on your operating results, capital expenditures, and liquidity. Please tell us what this disclosure will look like.

In response to the Staff’s comment, the Company in its future filings will add disclosure to the following effect:

“The Company is engaged in continual fundraising efforts. The primary purpose of these efforts is to raise capital for the installation of energy systems. Generally, fundraising causes liquidity to increase. When the Company spends these funds to add new energy systems, its liquidity decreases and its capital expenditures increase. Generally, when the Company’s new energy systems begin producing energy, the Company’s revenue increases.

There is an ongoing consideration of how to access and lower the cost of capital. The Company regularly assesses the cost and availability of debt capital, preferred stock, convertible debentures, private equity financing, and public common stock offerings. The effect these fundraising efforts have on the business will depend on the type of fundraising. Generally, debt and convertible debenture financing will increase interest expense. Generally, convertible debentures, private equity, and public equity have the potential to dilute shareholder’s earnings per share. To date, the Company has largely financed its growth through the private placements of convertible debt and equity.”

3.	We note your disclosure throughout the filing that you are implementing your parent company’s business strategy in the United Kingdom and Europe. In future filings, please provide investors with a detailed discussion and analysis of how such strategy will impact your operating results, capital expenditures, and liquidity. Please include in such discussion disclosure regarding known trends or any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way, as well as the current and potential impact of these trends and conditions on your liquidity, operations and capital resources. Please tell us what this disclosure will look like. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

The purpose of this disclosure was to emphasize that the Company is applying in Europe the domestic business model of American DG Energy Inc. In response to the Staff’s comment, the Company in its future filings will add disclosure to the following effect:

“The Company’s business model is to implement the American DG On-Site Utility model in Europe, which consists of the on-site installation of utility equipment owned by the Company, together with the sale of the energy produced by the equipment. This implementation may result in additional operational costs to the Company because of efforts to adjust a business model designed for United States utilities to the utilities of Europe. Additional capital expenditures may be required to ensure that energy systems function properly. If energy systems are not able to function properly in Europe, this may decrease revenue. In addition, an uncertainty exists where the American DG On-Site Utility model is largely unproven.

The profitability of our business model is highly dependent on the price of electricity, the demand for electricity, and to a lesser extent, the price of natural gas. As the population of Europe grows, the demand for electricity and natural gas tends to increase. This increase in demand tends to cause prices to rise. Higher electricity prices increase the Company’s revenue and liquidity. Lower natural gas prices decrease operational cost. An uncertainty in the Company’s business model exists where the pricing model of electricity and natural gas in Europe differs from the pricing model in the United States. To mitigate the risk of low electrical rates, the Company pursues energy system projects in areas with higher electrical rates.”

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In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Should the Staff have additional questions or require additional information regarding the foregoing, please do not hesitate to contact the undersigned at (781) 522-6020 or our outside counsel, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447.

Sincerely,

/s/ Gabriel J. Parmese
Gabriel J. Parmese
Chief Financial Officer